UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440

Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Corporate Value-up Plan (Voluntary Disclosure)

This disclosure includes future plans and forecasts. The information may change or it may differ from actual results.

1. Name of the plan	2024 POSCO HOLDINGS Corporate Value-up Plan

1. Overview 2. Value-up Plan • Analysis • Target – Revenue Growth : CAGR 6~8% (~2027) – ROIC : 6~9% (~2027) – Shareholder return : cash dividend and share cancellation • Plan ① Revenue Growth

2. Major details

–   (Steel) Expand into growth markets and strengthen global competitiveness

–   (Secondary Battery Materials) Fortify competence by acquiring promising resources and innovating products and technologies

–   (Infra·New biz) Support the group business growth and expand into new and future materials

② ROIC

–   Rebalance business portfolio focusing on steel, secondary battery materials and new business

–   Restructure underperforming and non-core businesses/assets

③ Shareholder return

–   Share Cancellation of 6% over 3 years (2024~2026)

–   Immediate share cancellation upon new share buyback going forward

–   50~60% of annual FCF (parent base) will be used to pay base dividend (KRW 10,000/share), and the remaining shall be additionally returned

3. Governance

•  Improvement in CEO and outside director appointment process with board-led governance

•  Establish group-wide ESG risk response system at the POSCO holdings board level.

4. Communication

3. Date of decision	2024-12-23

4. Related references	Uploaded date	2024-12-23
	Website URL	http://www.posco-inc.com/

5. Other important details to be considered for investment decisions

–   For more details, please refer to the attached ‘2024 POSCO Holdings Corporate Value-up Plan’.

–   This disclosure material includes plans and forecast information, and it may be subject to change depending on future market conditions and changes in the business environment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: December 23, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President